

February 10, 2021   TSX: WPM
Vancouver, British Columbia   NYSE: WPM
                                                                      LSE: WPM

WHEATON PRECIOUS METALS EXCEEDS 2020 PRODUCTION GUIDANCE MIDPOINT AND PROVIDES 2021 AND LONG-TERM OUTLOOK

"The benefits and value of a high-quality portfolio of low-cost assets have never been more apparent than in 2020. Despite the numerous challenges posed by the pandemic, our portfolio demonstrated its resiliency with production coming in at the higher end of our guidance range yet again," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "We look forward to continued organic growth from our existing sustainable asset base over the next ten years and, given the strong tenure of our reserve and resource base, are introducing ten-year production guidance for the first time."

Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") will provide full production and financial details with the release of its 2020 fourth quarter and full year results on Thursday, March 11, 2021.

2020 Attributable Production and Sales

Metal	2020 Forecast Production	2020 Actual Production[1]	2020 Actual Sales
Gold Ounces	365,000 to 385,000	368,044	369,553
Silver Ounces ('000s)	21,500 to 22,500	22,915	19,232
Palladium Ounces	23,000 to 24,500	22,187	20,051
Gold Equivalent Ounces[2] based on: *$1,500 / oz gold, $18 / oz silver, $2,000 / oz palladium*	655,000 to 685,000	672,619	627,063

In 2020, gold equivalent production exceeded the midpoint of guidance primarily as a result of stronger than expected production from Peñasquito and Antamina, partially offset by weaker production from Salobo, Constancia and Stillwater. All operations were temporarily impacted by COVID-19 to some extent, with some more than others.

2021 and Long-Term Production Outlook

Metal	2021 Forecast[1]	5-year Annual Average (2021-2025)[3]	10-year Annual Average (2021-2030)[3]
Gold Ounces	370,000 to 400,000		
Silver Ounces ('000s)	22,500 to 24,000		
Other Metals (Palladium & Cobalt) (GEOs)	40,000 to 45,000		
Gold Equivalent Ounces[4] based on: *$1,800 / oz gold, $25 / oz silver, $2,300 / oz palladium, $17.75 / lb cobalt*	720,000 to 780,000	810,000	830,000

In 2021, gold production is forecast to increase, mainly driven by growth at Salobo, San Dimas and Constancia. Silver production is forecast to increase as additional ounces from Cozamin and Keno Hill are expected to be partially offset by slight decreases at Peñasquito due to expected mine sequencing. At Constancia, Hudbay Minerals Inc. ("Hudbay") announced that it has completed the Consulta Previa process in accordance with Peruvian law and has been granted the final permit for the development and operation of the Pampacancha deposit, which is expected to start production in 2021. Palladium production is expected to remain stable in 2021 as per Sibanye-Stillwater's prior announcement that the Blitz project at Stillwater is expected to experience a two-year delay due to COVID-19. Beginning January 1, 2021, Wheaton is eligible to start receiving cobalt production from Voisey's Bay as per the precious metals purchase agreement with Vale.

Average production over the next five years is expected to increase primarily due to continued production growth from Salobo, Constancia, Peñasquito and Stillwater as well as incremental ounces from the Marmato, Cozamin and Voisey's Bay streams. At Peñasquito, steady production is expected from 2023-2025 following a stripping campaign of the Chile Colorado pit. At Constancia, production from the Pampacancha deposit is included in Wheaton's five-year production average beginning later in 2021. Palladium and gold production from Stillwater is expected to increase with the continued ramp up of the Blitz project which is expected to reach full capacity in 2024. The expansion at the Salobo mine, which will increase mill throughput capacity by 50%, is also expected to begin contributing to gold production in 2023. Hudbay's Rosemont project is not included in Wheaton's five-year guidance but is included in the ten-year forecast. And lastly, although Barrick Gold Corp. continues to advance a comprehensive review of the Pascua Lama project, Wheaton does not include any production from the project in its estimated average ten-year production guidance.

Fourth Quarter and Full Year 2020 Results
Wheaton will release its 2020 fourth quarter and full year results on Thursday March 11, 2021, after market close.

A conference call will be held on Friday, March 12, 2021 starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	3349778
Live audio webcast:	Webcast Link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 19, 2021 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	3349778
Archived audio webcast:	Webcast Link

Wheaton Precious Metals' quarterly reporting for the remainder of 2021 is scheduled to be issued, after market close, on the following dates:

Q1 2021 – Thursday, May 6, 2021
Q2 2021 – Thursday, August 12, 2021
Q3 2021 – Thursday, November 4, 2021

Mr. Wes Carson, P.Eng., Vice President, Mining Operations is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

End Notes

[1] Ounces produced represent the quantity of silver, gold and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the silver, gold or palladium interests relate or management estimates in those situations where other information is not available (specifically, final 2020 production information for Zinkgruvan, Neves-Corvo, and Stratoni is based on management estimates). Certain production figures may be updated in future periods as additional information is received.
[2] Gold equivalent ounces for 2020 actual production and sales are calculated by converting silver and palladium to a gold equivalent by using the following commodity price assumptions, $1,500 / ounce gold, $18 / ounce silver, $2,000 / ounce palladium, and $16 / pound of cobalt.
[3] Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, Metatas, or additional expansions at Salobo outside of project currently in construction. In addition, five-year guidance also does not include any production from Rosemont, Toroparu, Kutcho, or the Victor project at Sudbury.
[4] Gold equivalent forecast production for 2021 and the longer term outlook are based on the following updated commodity price assumptions: $1,800 / ounce gold, $25 / ounce silver, $2,300 / ounce palladium, and $17.75 / pound of cobalt.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, the estimation of future production from mineral stream interests owned by Wheaton (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations, the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton, the costs of future production, the estimation of produced but not yet delivered ounces, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments, projected increases to Wheaton's production and cash flow profile, projected changes to Wheaton's production mix, the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company's business structure, the Company's assessment of taxes payable and the impact of the Canada Revenue Agency ("CRA") Settlement for years subsequent to 2010, possible audits for taxation years subsequent to 2015, the Company's intention to file future tax returns in a manner consistent with the CRA Settlement, and assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including (without limitation) risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and relying on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton's interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings, assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company's facts or change in law or jurisprudence), credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations and climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. and Wheaton's Management's Discussion and Analysis for the three months ended March 31, 2020 and nine months ended September 30, 2020, both available on SEDAR at www.sedar.com and Form 6-Ks filed May 7, 2020 and November 9, 2020, both available on EDGAR (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.